UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BigCommerce Holdings, Inc.
(Name of Issuer)
Series 1 Common Stock, par value $0.0001 per share
(Title of Class of Securities)
08975P 108
(CUSIP Number)
February 12, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[X]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08975P 108

1	Names of Reporting Persons. SVB Financial Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 392,224
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 392,224
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 392,224
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.61%(1)
12.	Type of Reporting Person (See Instructions) HC-CO
(1) Based on 64,101,536 shares of Series 1 Common Stock outstanding at November 10, 2020 as reported in the Issuer’s Form S-1 filed with the Securities and Exchange Commission (“SEC”) on November 10, 2020.

1.	Names of Reporting Persons. SVB Innovation Credit Partners VIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. SVB Innovation Credit Fund VIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer: BigCommerce Holdings, Inc.
(b)	Address of Issuer’s Principal Executive Offices 11305 Four Points Drive Building II, Third Floor Austin, Texas 78726
Item 2.

(a)	Name of Person Filing SVB Financial Group SVB Innovation Credit Partners VIII, LLC SVB Innovation Credit Fund VIII, L.P.
(b)
Address of Principal Business Office or, if none, Residence
SVB Financial Group

3003 Tasman Drive
Santa Clara, California
95054-1191

SVB Innovation Credit Partners VIII, LLC

2770 Sand Hill Road
Menlo Park, California
94025

SVB Innovation Credit Fund VIII, L.P.

2770 Sand Hill Road
Menlo Park, California
94025

(c)	Citizenship Each Reporting Person is a citizen of Delaware.
(d)	Title of Class of Securities Series 1 Common Stock
(e)	CUSIP Number 08975P 108
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.    Ownership.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
	(ii)	Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
	(iii)	Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
	(iv)	Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.
Item 5.    Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be     the beneficial owner of more than 5 percent of the class of securities, check the following [X].
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit 99.2.
Item 8.    Identification and Classification of Members of the Group.
Not Applicable.
Item 9.    Notice of Dissolution of Group.
Not Applicable.
Item 10.    Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021
SVB Financial Group

By:     /s/ Karen Hon
Name:    Karen Hon
Title:    Chief Accounting Officer
SVB Innovation Credit Partners VIII, LLC

By:     /s/ Andrew Olson
Name:    Andrew Olson
Title:    Chief Financial Officer, SVB Capital
SVB Innovation Credit Fund VIII, L.P.
By: SVB Innovation Credit Partners VIII, LLC, its general partner

By:     /s/ Andrew Olson
Name:    Andrew Olson
Title:    Chief Financial Officer, SVB Capital

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement
99.2	Item 7 Information